Exhibit 99.1

NEWS RELEASE

CIBC ANNOUNCES INTENTION TO REPURCHASE FOR CANCELLATION UP TO 8.1 MILLION OF ITS COMMON SHARES

TORONTO, Aug 30, 2012 – CIBC (TSX: CM) (NYSE: CM) today announced that it intends to seek Toronto Stock Exchange (TSX) approval to commence a normal course issuer bid on or about September 7, 2012. Under the bid, CIBC intends to repurchase for cancellation up to 8.1 million common shares, representing approximately 2% of CIBC’s 405,747,564 issued and outstanding common shares as of August 27, 2012.

CIBC will file a notice of intention to make a normal course issuer bid with the TSX to repurchase the common shares. The bid would commence following TSX approval and end, at the latest, on September 6, 2013.

Purchases would be made through the facilities of the TSX, alternative Canadian trading systems or the New York Stock Exchange, in accordance with applicable regulatory requirements. CIBC intends to establish an automatic program on a quarterly basis under which its broker, CIBC World Markets Inc., would repurchase CIBC shares pursuant to the normal course issuer bid within a defined set of criteria which CIBC would not vary or suspend. The price paid for the common shares will be the market price at the time of the purchase. The common shares repurchased under the normal course issuer bid will be cancelled.

CIBC has not made any purchases pursuant to a normal course issuer bid within the preceding 12-month period.

For more information please contact: Mary Lou Frazer, Senior Director, Investor & Financial Communications, (416) 980-4111.